EXHIBIT 2

                [LETTERHEAD OF ROGER G. ACKERMAN]



                                                  June 28, 1996





Dear Shareholder:

     I am writing to let you know that on June 5, 1996, your Board of Directors renewed the Company's Preferred Share Purchase Rights Plan adopted in 1986. The Rights Plan adopted in 1986 expires by its terms at the close of business on July 15, 1996. At that time, the existing rights will expire and the new Rights Plan will become effective.

     In renewing the Rights Plan the Board has expressed its determination that shareholders will have every opportunity to participate fully in the long-term growth of the Company. In this regard, one of the Board of Directors' responsibilities is to respond to a takeover offer in a manner it determines to be in the best interests of the Company. The Rights Plan is not intended to prevent and will not prevent a takeover of the Company that the Board of Directors determines to be in the best interests of the Company.

     The new rights, which are explained in some detail in the attached summary and which are substantially similar to the rights outstanding under the 1986 Rights Plan, will become effective on July 15, 1996, will expire on July 15, 2006 and will be subject to redemption by the Board of Directors at $.01 per right at any time prior to the first date on which they become exercisable.

     A copy of the Rights Agreement filed with the Securities and Exchange Commission is available to any shareholder upon request to A. John Peck, Jr., Secretary, Corning Incorporated, One
Riverfront Plaza, Corning, New York  14831.

                                                  Sincerely,







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                      CORNING INCORPORATED

              PREFERRED SHARE PURCHASE RIGHTS PLAN

                        Summary of Terms

Form of Security: The Board of Directors has declared a dividend of one preferred share purchase right for each outstanding share of Corning's Common Stock, payable to holders of record as of the close of business on July 15, 1996 (each a "Right" and collectively, the "Rights").

Transfer:         Until the earlier to occur of (i) 10 days
                  following a public announcement that a person or group of affiliated or associated persons
                  (an "Acquiring Person") has acquired
                  beneficial ownership of 20% or more of
                  Corning's outstanding Common Stock or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in the beneficial ownership by a person or group of 20% or more of the outstanding
                  Common Stock (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced by the certificates for and will be transferred with the Common Stock.

                  After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock.

Exercise:         Prior to the Distribution Date, the Rights
                  will not be exercisable.

                  After the Distribution Date, each Right will be exercisable to purchase, for $125 (the "Purchase Price"), one one-hundredth of a share of Corning's Series A Junior Participating Preferred Stock, par value $100 per share.

Flip-In:          If any person or group becomes an Acquiring
                  Person, then each Right (other than Rights
                  beneficially owned by the Acquiring Person and
                  certain affiliated persons) will entitle the
                  holder to purchase, for the Purchase Price, a
                  number of shares of Corning's Common Stock
                  having a market value of twice the Purchase
                  Price.
Flip-Over:        If, after any person has become an Acquiring
                  Person, (1) Corning is involved in a merger or other business combination in which Corning is not the surviving corporation or its Common
                  Stock is exchanged for other securities or assets or (2) Corning and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of Corning and its subsidiaries, taken as a whole, then each Right will entitle the holder to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale having a market value of twice the Purchase Price.

Exchange:         At any time after any person has become an
                  Acquiring Person (but before any person
                  becomes the beneficial owner of 50% or more of Corning's Common Stock), the Board of
                  Directors may exchange all or part of the Rights (other than the Rights beneficially owned by the Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common
                  Stock per Right.

Redemption:       The Board of Directors may redeem all of the
                  Rights at a price of $.01 per Right at any time prior to the time a person or group becomes an Acquiring Person. The redemption may be made effective at such time, on such basis and upon such conditions as the Board of Directors determines.

Expiration:       The Rights will expire on July 15, 2006,
                  unless earlier exchanged or redeemed.

Amendments:       Prior to the Distribution Date, the Rights
                  Agreement may be amended in any respect.
                  After the Distribution Date, the Rights
                  Agreement may be amended in any respect that does not adversely affect the Rights holders
                  (other than any Acquiring Person and certain affiliated persons).

Voting Rights:    Rights holders have no rights as a stockholder
                  of the Company, including the right to vote and to receive dividends.

Adjustment and
Antidilution
Provisions:       The Rights Agreement includes a number of
                  provisions dealing with adjustments and
                  antidilution designed to prevent efforts to diminish the efficacy of the Rights.
Taxes:            While the dividend of the Rights will not be
                  taxable to stockholders or to Corning,
                  stockholders or Corning may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.









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